Exhibit 21.1

Subsidiaries of TreeHouse Foods, Inc.

     The following is a list of entities expected to be subsidiaries of TreeHouse Foods, Inc. upon the effectiveness of the distribution, along with each entity’s expected place of incorporation or organization. Each of the listed subsidiaries will be wholly owned by TreeHouse Foods, Inc.

Bay Valley Foods LLC, a Delaware limited liability company
Specialty Foods Holding Corp., a Delaware corporation
Dean Specialty Intellectual Property Services, L.P., a Delaware limited partnership